                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                       Optical Radiation Corporation
                               (Name of Issuer)

                       Common Stock, Par Value $0.50
                       (Title of Class of Securities)

                                   6838361
                    (CUSIP Number of Class of Securities)

                              Martin E. Franklin
                          Benson Eyecare Corporation
                                  Suite B-302
                           555 Theodore Fremd Avenue
                             Rye, New York  10580
                                 (914) 967-9400
                (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications

                                  Copies to:

                             William J. Grant, Jr.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                              New York, NY  10022
                                (212) 821-8000


                                  June 30, 1994
                         (Date of Event which Requires
                           Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

     Check the following box if a fee is being paid with this statement:  / /





















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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benson Partners I, L.P.
         13-3744098

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Services, Inc.
          13-3741354

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Eyecare Corporation
          13-3368387

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          SC, OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed on behalf of Benson Partners I, L.P., Benson Services, Inc. and Benson Eyecare Corporation (collectively, the "Reporting Entities") relating to the common stock, par value $0.50 per share ("Common Stock"), of Optical Radiation Corporation, a California corporation (the "Company"); and should be read in conjunction with the Schedule 13D filed by the Reporting Entities with the Securities and Exchange Commission (the "Commission") on January 13, 1994, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 22, 1994 ("Amendment No. 1"), by Amendment No. 2 to Schedule 13D filed with the Commission on April 18, 1994 ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D filed with the Commission on May 11, 1994 ("Amendment No. 3") (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No.4, "Schedule 13D").

     Capitalized terms used herein but not defined herein have the meanings assigned to them in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated as follows:

     The 529,950 shares of Common Stock beneficially owned by the Reporting Entities (the "Acquired Shares") were acquired in brokered transactions for an aggregate purchase price of $8,330,935.90. The primary source of funds for the purchase of the Acquired Shares was investment capital contributed by the partners of Benson Partners. A portion of the purchase price of the Acquired Shares was attributable to margin borrowings.

     It is currently anticipated that the funds required by Benson Eyecare to consummate the Merger (as defined in Item 4) would be obtained from the Company and from bank borrowings.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     On June 30, 1994, Benson Eyecare, Benson Acquisition Corporation, a California corporation and a wholly owned subsidiary of Benson Eyecare
("Merger Sub"), and the Company executed an agreement and plan of merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit III and incorporated herein by reference. Pursuant to the terms of the Merger Agreement, Merger Sub will, subject to certain conditions being satisfied or waived, be merged with and into the Company (the "Merger") and the Company will survive the merger (the "Surviving Corporation") and become a wholly-owned subsidiary of Benson Eyecare.

     Benson Eyecare entered into the Merger Agreement for the purpose of gaining control of the Company in order to provide it with the ability to utilize the resources of the Company and to optimize the return to Benson Eyecare's stockholders.

     Upon the effectiveness of the Merger, each outstanding share of Common Stock, with the exception of shares held in the














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treasury of the Company, shares owned by subsidiaries of the Company and shares held by stockholders who properly exercise dissenters' rights under the Corporations Code of the State of California, will be converted into the right to receive (a) $17.00 in cash, (b) the number of shares of Benson Eyecare's common stock equal to the Exchange Ratio (as defined below) and (c) a pro rata share of the OSP Disposition Proceeds (as defined below) (not including the amount thereof payable to Benson Eyecare pursuant to clause (ii) of the paragraph following the following two paragraphs) plus, to the extent the amount of such proceeds is less than $2.00, a fraction of a share of Benson Eyecare's common stock having a value equal to the amount of such difference ((a), (b) and (c) collectively, the "Merger Consideration").

     The exchange ratio (the "Exchange Ratio") will be calculated as follows:
(a) if the average daily closing price (the "Average Closing Price") on the American Stock Exchange of Benson Eyecare common stock during the 20 consecutive trading days ending on the fifth trading day prior to the shareholders' meeting at which the Company's shareholders are to vote on the Merger exceeds $10.80, the Exchange Ratio is equal to $8.10 divided by the Average Closing Price; (b) if the Average Closing Price is $10.80 or less, but greater than $7.20, the Exchange Ratio is equal to .75; (c) if the Average Closing Price is $7.20 or less, but greater than $6.00, the Exchange Ratio is equal to one half of the sum of (i) .75 and (ii) the quotient obtained by dividing $5.40 by the Average Closing Price; (d) if the Average Closing Price is $6.00 or less and the Company shall not have elected to terminate the Merger Agreement pursuant to the terms of the Merger Agreement, the Exchange Ratio is equal to .825; and (e) if the Average Closing Price is $6.00 or less and the Company shall have elected to terminate the Merger Agreement pursuant to the terms of the Merger Agreement, but Benson Eyecare shall have thereafter timely elected to rescind such termination pursuant to the terms of the Merger Agreement, the Exchange Ratio is equal to $4.95 divided by the Average Closing Price.

     OSP disposition proceeds ("OSP Disposition Proceeds") means the following: the proceeds received by the Company prior to December 31, 1994 upon the sale of its Ophthalmic Surgical Products Division (the "OSP Division"), or any portion thereof, pursuant to agreements entered into on or prior to the effective date of the Merger, minus all costs and expenses of the Company associated with such dispositions, and plus (or minus) the present value to the Company of the net tax benefit (or cost) relating to the OSP Division arising from such disposition and the distribution to shareholders, provided that there shall be deducted from amounts that would otherwise be considered OSP Disposition Proceeds an amount equal to 15% of the amount by which the OSP Disposition Proceeds exceed $19,195,560.

     Pursuant to the terms of the Merger Agreement, the Company will offer to each stock option holder the opportunity to exchange each option for:

     (i) cash in an amount equal to the difference between $23.00 and the per share exercise price of such option; provided, however, that if the option exercise price is greater than or equal to $23.00 per share, then no amounts are payable under this subparagraph (i); and

     (ii)  an amount equal to the difference between the Average
     Closing Price and $6.00, plus the greater of

          (A) the per share amount of OSP Disposition Proceeds or

          (B) $2.00























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     (payable in shares of Benson Eyecare common stock, which the Surviving
     Corporation will purchase from Benson Eyecare in exchange for OSP Disposition Proceeds of like value); provided, however, if the option exercise price is greater than $23.00 per share, then such amount is to be reduced by the difference between the option exercise price and $23.00; provided, further, that if the amount determined pursuant to this subparagraph (ii) is less than zero, then no amounts are payable under this subparagraph (ii).

     Fractional shares will not be issued, but the pro rata portion of the net proceeds of the sale of all such shares will be paid in cash to the persons entitled thereto. As a result of the conversion of the Common Stock, the Common Stock will be delisted from the Nasdaq National Market and will not be listed on any national securities exchange or quoted in any inter-dealer quotation system, and holders of Common Stock will become stockholders of Benson Eyecare.

     Additionally, if the Merger becomes effective, the directors of Merger Sub immediately prior to the Merger will become the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Merger will become the officers of the Surviving Corporation.

     The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

     Except as described above, the Reporting Entities have no present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated as follows:

     The affairs of Benson Partners are governed by an Agreement of Limited Partnership dated December 7, 1993 (the "Partnership Agreement") among Benson Services, as general partner (the "General Partner"), and each of the limited partners that is a party thereto (each a "Limited Partner"). A copy of the Partnership Agreement is attached as Exhibit II to this Schedule 13D.

     The purpose of Benson Partners, as set forth in the Partnership Agreement, is to acquire up to 9.9% of the Common Stock of the Company. The General Partner is authorized to conduct and manage the business and affairs of Benson Partners and is responsible for purchasing, selling, voting and exercising all rights with respect to the Acquired Shares. The General Partner will hold all proxies with respect to the Acquired Shares.

     No Limited Partner may transfer, sell or assign his or its interest in Benson Partners without the prior written consent of the General Partner. The General Partner may not transfer, sell or assign its interest in Benson Partners without the prior written consent of all Limited Partners.

     Profits and losses of Benson Partners will be allocated 80% to the Limited Partners pro rata based upon their respective capital contributions and 20% to the General Partner. The General Partner will contribute 1% of the capital of Benson Partners. The Limited Partners will contribute an amount not to exceed $5.5 million. Subject to certain limitations, the General Partner may distribute Acquired Shares to all partners pro rata from time to time in accordance with the positive balances of their capital accounts.

     Upon dissolution and winding up of Benson Partners, the assets of Benson Partners (including any Acquired Securities) may be distributed to the partners in cash or in kind in proportion to each partner's capital account. In the event Benson Eyecare acquires more than 50% of the outstanding Common Stock, Benson Partners will be dissolved and each Limited Partners may elect to receive, in lieu of any distribution in cash or in kind, registered shares of common stock of Benson Eyecare at a price of $8 per share.

     The Partnership Agreement contains certain other provisions and agreements between the partners, including, but not limited to, capital contributions, distributions, organization and indemnification. The terms of the Partnership Agreement may be amended with the consent of the General Partner and 75% of the limited partnership interests.

     Except for the Merger Agreement described in response to Item 4 herein (which response is incorporated herein by reference) and the transactions contemplated thereby, and as otherwise set forth in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Entities or the individuals referred to in paragraph (a) to Item 2 of Schedule 13D (the "Reporting Individuals") or between the Reporting Entities, the Reporting Individuals and any other person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

     Exhibit III -- Merger Agreement, dated as of June 30, 1994, among Benson Eyecare Corporation, Benson Acquisition Corporation and Optical Radiation Corporation.






















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                                  SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1994


                                   BENSON PARTNERS I, L.P.

                                   By:  Benson Services, Inc.
                                        General Partner



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON SERVICES, INC.



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON EYECARE CORPORATION



                                   By: /s/ Martin E. Franklin
                                       Chairman